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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bailes, Joseph S.		ILEX Oncology, Inc. (ILXO)
	c/o ILEX Oncology, Inc. 4545 Horizon Hill Blvd.	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			12/4/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Antonio, TX 78229 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													500		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option to Buy		$16.75

	Option to Buy		$8.625

	Option to Buy		$28.00

	Option to Buy		$25.89

	Option to Buy		$9.44		12/4/02				A			6,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	(1)		Common Stock	17,128				17,128		D

	(2)	(2)		Common Stock	5,000				5,000		D

	11/30/00	11/30/10		Common Stock	5,000				5,000		D

	12/17/01	12/17/11		Common Stock	6,000				6,000		D

	12/4/02	12/4/12		Common Stock	6,000				6,000		D

Explanation of Responses:

(1) Pursuant to an Option Agreement dated 8/11/98 to be effective 8/20/97, and pursuant to the 1996 Non-Employee Director Stock Option Plan ("NEDSOP"), option was granted to buy 17,128 shares of Common Stock exercisable in increments of 356.833 shares on 9/30/97 and the last day of each succeeding month until 9/30/01. Dr. Bailes has assigned the economic benefits of the shares of Common Stock underlying such Option to Physician Reliance Network, Inc. ("PRN"). Dr. Bailes disclaims beneficial ownership of such shares of Common Stock. (Previously reported.)

(2) Pursuant to an Option Agreement dated 8/11/98 to be effective 2/25/98 and pursuant to the 1996 NEDSOP, option was granted to buy 5,000 shares of Common Stock exercisable in increments of 104.167 shares on 3/31/98 and the last day of each succeeding month until 2/28/02. Dr. Bailes has assigned his rights to the shares of Common Stock underlying such Option to PRN. Dr. Bailes disclaims beneficial ownership of such shares of Common Stock. (Previously reported.)

/s/ MARK MELLIN*	1/16/03
**Signature of Reporting Person	Date

*	Attorney-in-fact for Joseph S. Baues
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.